COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Grupo Zorro Inc.

DOCUMENT NUMBER: P16000058192

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Robert Krott
Name of Contact Person

Grupo Zorro Inc
Firm/ Company

5208 University Blvd. W.
Address

Jacksonville FL 32216
City/ State and Zip Code

RKrott@ZorroFinancial.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Robert Krott at (904) 410-4333
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☑ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

Articles of Amendment
to
Articles of Incorporation
of

Grupo Zorro Inc.

(Name of Corporation as currently filed with the Florida Dept. of State)

P16000058192

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

____________________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

2016 NOV -8 AM 4:00

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

FILED

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent ____________________

____
(Florida street address)

New Registered Office Address: ____________________, Florida __________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change   PT   John Doe

X Remove   V   Mike Jones

X Add   SV   Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ___ Change **X** Add ___ Remove	D	M. Anabel Krott	5208 University Blvd W. Jacksonville, FL 32216
2) ___ Change **X** Add ___ Remove	D	Mark Yegge	5208 University Blvd W Jacksonville, FL 32216
3) ___ Change ___ Add ___ Remove			
4) ___ Change ___ Add ___ Remove			
5) ___ Change ___ Add ___ Remove			
6) ___ Change ___ Add ___ Remove			

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary). (Be specific)*

Article IV should be amended to read as follows:

Article IV: The total number of authorized stock that may be issued by the Corporation is 100,000,000

shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value

$.001 per share. Said shares may be issued by the Corporation from time to time for such considerations

as may be fixed by the Board of Directors. The Board of Directors is empowered to designate and issue

from time to time one or more classes or series of Preferred Stock and to fix and determine the relative

rights, preferences, or designations, of each such class or series so authorized.

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares,
provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

_____

_____

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: ___9/27/2016_____, if other than the
date this document was signed.

Effective date **if applicable**: ___Immediately_____
(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s)
   by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement
   must be separately provided for each voting group entitled to vote separately on the amendment(s):*

   "The number of votes cast for the amendment(s) was/were sufficient for approval

   by _____."
                              (voting group)

☒ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder
   action was not required. — B.O.D meeting on 9/27/2016

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder
   action was not required.

   Dated___11/4/2016_____

   Signature _____
   (By a director, president or other officer – if directors or officers have not been
   selected, by an incorporator – if in the hands of a receiver, trustee, or other court
   appointed fiduciary by that fiduciary)

   ___Robert Croft_____
   (Typed or printed name of person signing)

   ___President_____
   (Title of person signing)





P16000058192

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

400291812094

11/08/16--01029--008 **35.00

FILED
2016 NOV -8 AM 4:00
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

NOV 0 9 2016

C. CARROTHERS


Electronic Articles of Incorporation
For


P16000058192
FILED
July 08, 2016
Sec. Of State
nculligan

GRUPO ZORRO INC.

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:


Article I


The name of the corporation is:

GRUPO ZORRO INC.


Article II


The principal place of business address:

5208 UNIVERSITY BLVD W
JACKSONVILLE, FL. US 32216

The mailing address of the corporation is:

5208 UNIVERSITY BLVD W
JACKSONVILLE, FL. US 32216


Article III


The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.


Article IV


The number of shares the corporation is authorized to issue is:

1000


Article V


The name and Florida street address of the registered agent is:

ROBERT D KROTT
5208 UNIVERSITY BLVD W
JACKSONVILLE, FL.   32216

I certify that I am familiar with and accept the responsibilities of
registered agent.

Registered Agent Signature: ROBERT D KROTT

P16000058192
FILED
July 08, 2016
Sec. Of State
nculligan

Article VI

The name and address of the incorporator is:

ROBERT D KROTT
5208 UNIVERSITY BLVD W

JACKSONVILLE, FL 32216

Electronic Signature of Incorporator: ROBERT D KROTT

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
ROBERT D KROTT
5208 UNIVERSITY BLVD W
JACKSONVILLE, FL. 32216 US

Article VIII

The effective date for this corporation shall be:

08/01/2016